FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                         For the month of November, 2006

                           Commission File No. 1-08346

                                 TDK CORPORATION
                (Translation of registrant's name into English)

            13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


Form 20-F        x               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes                              No              x


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                        TDK Corporation

                                       (Registrant)





November 22, 2006
                                        BY: /s/ Michinori Katayama
                                            Michinori Katayama
                                            Corporate Officer
                                            General Manager
                                            Corporate Communications Department
                                            Administration Group



Contacts:
Nobuyuki Koike
TDK Corporation
Corporate Communications Dept.
Tel: (81)-3-5201-7102
E-mail; pr@mb1.tdk.co.jp


              Notice regarding Application for Delisting of Stock


TOKYO, JAPAN, November 22, 2006 ----- TDK Corporation (the "Company") hereby announces that at the meeting of the Board of Directors held on November 22, 2006 the Company resolved that it will submit applications for the delisting of common stock of the Company currently listed on the Osaka Securities Exchange and the International Depositary Receipt ("IDR") currently listed on Euronext Brussels.

Particular

1. Stock Exchanges where the Company will submit the application for delisting:
Osaka Securities Exchange and Euronext Brussels
(Reference) Stock exchange on which the Company's shares of common stock will continue to be listed:
Tokyo Stock Exchange, New York Stock Exchange and London Stock Exchange

2. Reason for the application for delisting:
The trading volume of the shares on the said two Stock Exchanges has been extremely low so that there are no sufficient financial reasons to continue listing. The Company also believes that the shares can be traded on the three other Stock Exchanges on which the Company's shares of common stock will continue to be listed, and that the proposed delisting will not cause any substantial inconvenience to the Company's shareholders.

3. Schedule:
The Company plans to apply for the delisting of the stock with each of the Osaka Securities Exchange and Euronext Brussels by the end of November 2006. The proposed delisting from the Osaka Securities Exchange and Euronext Brussels is scheduled to be completed in January 2007. In addition, with respect to the completion of the termination of the depositary receipt program at Euronext Brussels, it is estimated that it will take approximately one year to complete the necessary procedures after delisting.

4. Inquiry as to IDR:
For further information, please contact:
Ms. Stephanie van de Perre
Manager Soges Fiducem S.A.
ING BELGIUM / Securities Department
Cours St Michel 60 , 1040 Brussels
tel : 00 32 2 738 81 09  fax : 00 32 2 738 64 20
mailto : stephanie.vandeperre@ing.be


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